SE

20007923

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ullico Investment Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8403 Colesville RD
(No. and Street)

Silver Spring	MD	20910
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Fried 202-354-8062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam Fried, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ullico Investment Company LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEGHAN C. NEWKIRK NOTARY PUBLIC PRINCE GEORGE'S CO., MD

MEGHAN C. NEWKIRK
Notary Public, State of Maryland
Prince George's County
My Commission Expires May 11, 2020

Financial Statements and Supplemental Information

Ullico Investment Company, LLC

Year Ended December 31, 2019

With Report of Independent Registered Public Accounting Firm

Ullico Investment Company, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2019

Contents

Ernst & Young LLP
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Ullico Investment Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ullico Investment Company, LLC, (the Company) as of December 31, 2019, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2014.

February 24, 2020

Ullico Investment Company, LLC

Statement of Financial Condition

As of December 31, 2019

Assets		
Cash and cash equivalents	$	2,089,354
Prepaid assets		25,904
Total assets		**2,115,258**
Liabilities		
Compensation payable	$	1,101,752
Intercompany payable		117
Total liabilities		**1,101,869**
Stockholder's Equity		
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)	$	1,000
Additional paid-in capital		249,000
Retained earnings		763,389
Total stockholder's equity		1,013,389
Total liabilities and stockholder's equity	**$**	**2,115,258**

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company, LLC

Statement of Income

For the Year Ended December 31, 2019

Revenues		
Commissions	$	9,297,569
Interest income		33,127
Total revenues		**9,330,696**
Expenses		
Allocated compensation and related expenses		6,814,926
Allocated operating expenses		520,568
Promotional fees		319,889
Professional fees		104,654
Insurance expense		76,207
Regulatory fees and expenses		25,865
Direct operating expenses		8,615
Total expenses		**7,870,724**
Net income	**$**	**1,459,972**

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company, LLC

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2019

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2018	1,000	$ 1,000	$ 249,000	$ 665,417	$ 915,417
Net income	-	-	-	1,459,972	1,459,972
Dividends to stockholder	-	-	-	(1,362,000)	(1,362,000)
Balance, December 31, 2019	**1,000**	**$ 1,000**	**$ 249,000**	**$ 763,389**	**$ 1,013,389**

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company, LLC

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash flows from operating activities		
Net income	$	1,459,972
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Prepaid assets		(2,867)
Compensation payable		310,715
Intercompany payable		(47,001)
Cash provided by operating activities:		1,720,819
Cash flows from financing activities		
Dividends to stockholder		(1,362,000)
Cash used in financing activities		(1,362,000)
Net change in cash and cash equivalents		358,819
Cash and cash equivalents at beginning of year		1,730,535
Cash and cash equivalents at end of year	$	2,089,354
Supplemental disclosure of cash flow information		
Income tax payments (paid to parent)		-

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Ullico Investment Company, LLC (the Company), a wholly owned subsidiary of Ullico Inc. (Ullico), was incorporated in 2004 as a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company markets group annuity contracts and private investment funds that are established, owned, and/or managed by affiliates.

The Company is a component of a larger business enterprise, and its officers, personnel and other support are provided by that entity. Substantially all of its revenue is derived from placement agent fees, which represent a percentage of the investment management fees earned by Ullico Investment Advisors, Inc. (UIA) and The Union Labor Life Insurance Company (ULL), both wholly owned subsidiaries of Ullico.

All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the stockholder shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a stockholder.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

Revenue Recognition

Revenue is recognized as earned in accordance with respective placement agent agreements between the Company and other entities. Under the respective placement agent agreements, the Company receives a percentage of investment management fees earned by ULL and UIA for serving as a placement agent. Revenue is recognized on a daily basis as management fees are earned by ULL and UIA.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is organized as a single member Limited Liability Company and has elected to be treated as a disregarded entity for federal and state income tax reporting purposes. The Company's earnings are included in the federal tax return filed by the sole member. Accordingly, the accompanying financial statements do not reflect any provisions or credits for federal income taxes.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments in a money market fund and/or investments purchased with an original maturity of three months or less. Fair value approximates carrying value for these investments.

Financial Instruments

The Company's financial instruments consist primarily of cash equivalents. The Company believes all of the financial instruments are recorded at values that approximate fair value due to the short-term nature of these instruments.

Stockholder Dividends

During 2019, the Board of Directors approved stockholder dividends of $1,362,000 which were paid to Ullico, its sole shareholder and parent.

2. Significant Accounting Policies (continued)

Fair Value Measurements

The Company has adopted ASC 820, Fair Value Measurements and Disclosures, for all financial instruments accounted for at fair value on a recurring basis in the Company's financial statements. ASC 820 established a new framework for measuring fair value and expands related disclosures.

Broadly, the framework requires fair value to be determined based on the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants. It also establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

ASC 820 specifies that a hierarchy of valuation techniques be determined for each asset based on whether the inputs to the valuation technique for those assets are observable or unobservable. Observable inputs reflect market data corroborated by independent sources while unobservable inputs reflect assumptions that are not observable in an active market or are developed internally. These two types of inputs create three valuation hierarchy levels:

- Level 1 valuations reflect quoted market or exchange prices for the actual or identical assets or liabilities in active markets.
- Level 2 valuations reflect inputs other than quoted prices in Level 1, which are observable. The inputs can include some or all of the following:
    - quoted prices on similar assets in active markets
    - quoted prices on actual assets that are not active
    - inputs other than quoted prices such as yield curves, volatilities, or prepayments speeds
    - inputs derived from market data
- Level 3 valuations reflect valuations in which one or more of the significant valuation inputs are not observable in an active market, there is limited if any market activity, and/or are based on management inputs into a valuation model

The Company maintains policies and procedures to value instruments using the best and most relevant data available. For the year ended December 31, 2019, there were no transfers between levels. As of December 31, 2019, the Company held no investments at fair value.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2019, and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Recently Adopted Accounting Pronouncements

Leases

In July 2018, the FASB issued new accounting guidance related to Update 2016-02 Leases (Topic 842) which clarified or corrected unintended application of the new guidance in Update 2016-02. It also provided entities with an additional and optional transition method to adopt the new lease standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative effect adjustment to the opening balance sheet of retained earnings. In addition, the amendments in this update also provide lessors with a practical expedient to not separate non-lease components from the associated lease components, and instead, to account for those components as a single component if the non-lease component otherwise would be accounted for under the new revenue guidance, Topic 606. The Company adopted Update 2016-02 in 2019. The adoption did not have a material impact to the Company's financial condition, results of operations, or cash flows.

4. Income Taxes

The Company assesses the likelihood, based on their technical merit, that tax positions taken, will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2019, the Company had no unrecognized tax benefit. Tax years that remain open and subject to examination by the Internal Revenue Service are calendar years 2016 and forward.

5. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6⅔% of aggregate indebtedness. At December 31, 2019, the Company's net capital was $950,367 which was $876,909 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 1.16 to 1.

6. Related-Party Transactions

The Company earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by UIA through the management of certain privately offered funds. The Company also earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by ULL through the offer of group annuity products. These revenues are reflected in the Commissions line item on the Statement of Income.

The Company has entered into an Expense Sharing Agreement (Agreement) with UIA whereby UIA allocates a certain percentage of expenses for rent, utilities, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses to the Company. These expenses are reflected in the Allocated operating expenses and the Allocated compensation and related expenses line items on the Statement of Income. All other operating expenses other than those allocated under the Agreement are paid directly by the Company.

7. Risks and Uncertainties

The Company maintains its cash in a bank account, which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account.

Additionally, approximately 84% of the revenues earned by the Company are generated by two affiliated products, representing a significant concentration. Management does not believe there to be any significant risk of loss of these products and its correlated revenues.

8. Subsequent Events

Events or transactions that occur after the balance sheet date but before the financial statements are issued are categorized as recognized or non-recognized for financial statement purposes. The Company has evaluated subsequent events through February 24, 2020, and has determined the following event requires disclosure.

On January 31, 2020, the Company paid a dividend to Ullico in the amount of $230,000.

Supplemental Information

Ullico Investment Company, LLC

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019

Total stockholder's equity qualified for net capital	$	1,013,389
Less non-allowable assets:		
Prepaid assets		(25,904)
Tentative Net Capital		987,485
Less haircut on securities		(37,118)
Net capital		950,367
Aggregate indebtedness	$	1,101,869
Minimum capital required		
(greater of 6 2/3 % of aggregate indebtedness or $5,000)	$	73,458
Net capital in excess of minimum required	$	876,909
Excess net capital at 10%, as defined	$	840,180
Ratio of aggregate indebtedness to net capital		1.16 to 1

Statement Pursuant to Paragraph (d) (4) of SEC Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Part IIA FOCUS filing on January 27, 2020.

Ullico Investment Company, LLC

Schedule II - Statement Pursuant to SEC Rule 17a-5(d) Regarding Computation for Determination of Reserves Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

Computation for Determination of Reserve Requirement

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(i) of SEC rule 15c3-3 of the Securities Exchange Act of 1934.

Ullico Investment Company, LLC

Schedule III – Statement Pursuant to SEC Rule 17a-5(d) Regarding Information Relating to Possessions or Control of Securities under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

Information Relating to Possession or Control Requirements

The Company did not maintain possession or control of any customer funds or securities as of December 31, 2019 and is exempt from the possession or control requirements under paragraph (k)(2)(i) of SEC rule 15c3-3 of the Securities Exchange Act of 1934.

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P O Box 92185 Washington D C 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member address Designated Examining Authority 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5

9*9*******1497*********************MIXED AADC 220
66906 FINRA DEC
ULLICO INVESTMENT COMPANY LLC
ATTN: ADAM FRIED
8403 COLESVILLE RD 14TH FL
SILVER SPRING, MD 20910-6331

Note If any of the information shown on the mailing label requires correction please e mail any corrections to form@sipc org and so indicate on the form filed

Name and telephone number of person to contact respecting this form

Adam Fried (202) 354-8062

2 A	General Assessment (item 2e from page 2)	$ 10,054.16
B	Less payment made with SIPC 6 filed (**exclude interest**) 08/07/2019 Date Paid	(4,797.13)
C	Less prior overpayment applied	( )
D	Assessment balance due or (overpayment)	5,257.03
E	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0.00
F	Total assessment balance and interest due (or overpayment carried forward)	$ 5,257.03

G **PAYMENT:** √ the box
Check mailed to P.O. Box X **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 5,257.03

H Overpayment carried forward $(0.00)

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true correct and complete

Ullico Investment Company LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 29 day of January, 20 20

VP & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions

Disposition of exceptions

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030)	$ 9,330,696
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	2,594,798
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation	
(5) Net gain from securities in investment accounts.	33,127
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,627,925
2d. SIPC Net Operating Revenues	$ 6,702,771
2e. General Assessment @ .0015	$ 10,054.16
	(to page 1, line 2.A.)

Ernst & Young LLP
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Ullico Investment Company, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Ullico Investment Company, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Amended Form SIPC-7 with respective cash disbursement record entries as follows:

   a. We compared the amounts on page 1, item 2B on Amended Form SIPC-7 to the amount on check #411000427 paid to SIPC on August 7, 2019 noting no differences.

   b. We compared the amount on page 1, item 2G on Amended Form SIPC-7 to the amount on check #411000520 paid to SIPC on February 4, 2020 noting no differences.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Amended Form SIPC-7 for the fiscal year ended December 31, 2019 as follows:

   a. We compared total revenues amount of $9,330,696 reported on page 4 of the audited financial statements on form X-17A-5 for the fiscal year ended December 31, 2019 with the total revenue amount of $9,330,696 reported on page 2, item 2a in Amended Form SIPC-7 for the fiscal year ended December 31, 2019 noting no differences.

3. Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers supporting the adjustments as follows:

Ernst & Young LLP
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
ey.com

EY

Building a better working world

a. Agreed the deduction of $2,594,798 reported on page 2, item 2c(1) of Amended Form SIPC-7 to the supporting schedule prepared by the Company, titled Ullico Investment Company, LLC's Placement Fees, which is derived from the accounting records used to prepare the audited financial statements on form X-17A-5 for the fiscal year ended December 31, 2019 noting no differences.

b. Agreed the deduction of $33,127 of net gain from securities in investment accounts on line 2c(5) of Amended Form SIPC-7 to the interest income reported on page 4 of the audited financial statements on form X-17A-5 for the fiscal year ended December 31, 2019 noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the schedules and working papers supporting the adjustments as follows:

   a. Recalculated the arithmetical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment at 0.0015 on page 2, line 2e of $6,702,771 and $10,054.16, respectively, of the Amended Form SIPC-7, noting no differences.

   b. Recalculated the arithmetical accuracy of the Ullico Investment Company, LLC's Placement Fees schedule referenced in 3a above, noting no differences.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Ullico Investment Company, LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2020

Ullico Investment Company LLC.
Exemption Report

Ullico Investment Company LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i);

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i); throughout the most recent fiscal year without exception.

Ullico Investment Company LLC.

I, Adam Fried, swear and affirm that to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Vice President, Chief Financial Officer, FINOP, Secretary & Treasurer

Dated: 2/24/20

Ernst & Young LLP
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Ullico Investment Company, LLC

We have reviewed management's statements, included in the accompanying Ullico Investment Company, LLC's Exemption Report, in which (1) Ullico Investment Company, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2020